

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Federico Trucco
Chief Executive Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis
Predio CCT, Rosario, Santa Fe, Argentina

Re: Bioceres Crop Solutions Corp.
Registration Statement on Form F-4
Filed May 9, 2022
File No. 333-264806

Dear Mr. Trucco:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Poulter, Esq.